FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934

Report on Form 6-K dated March 21, 2003

HUNGARIAN TELECOMMUNICATIONS CO. LTD.

(Translation of registrant’s name into English)

Budapest, 1013, Krisztina krt. 55, Hungary
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒  Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐  No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MATAV
HUNGARIAN TELECOMMUNICATIONS CO. LTD
(Registrant)

	By:	/s/ Szabolcs Czenthe
Szabolcs Czenthe
Head of Investor Relations Department

Date: March 21, 2003

Contacts:	Szabolcs Czenthe, Matáv IR
+36 1 458 0437
Krisztina Förhécz, Matáv IR
+36 1 457 6029
investor.relations@ln.matav.hu

Catriona Cockburn,
Citigate Dewe Rogerson
+44 (0)207 282 2924

MATÁV’S BOARD OF DIRECTORS APPROVES NEW DIVIDEND POLICY

BUDAPEST - March 21, 2003 - Matáv (NYSE: MTA.N and BSE: MTAV.BU), the Hungarian Telecommunications Company, today announced that the Matáv Board of Directors and the Supervisory Board have reviewed the 2002 annual report of Matáv Ltd. and Matáv Group, prepared in accordance with the Hungarian Accounting Rules (HAR), and propose them for approval to the Annual General Meeting.

In view of the Group’s current level of profitability and solid financial position, the Board of Directors of Matáv will propose to Shareholders a dividend payment of HUF 18 per share (par value HUF 100) for the financial year 2002.

In the medium term, Matáv’s strategic priority further remains that of finding value-creating acquisitions. These potential future transactions require that balance sheet flexibility be maintained. According to Matáv’s current estimation, this would be achievable with a net debt ratio (net debt to net debt plus equity plus minority interest) in the range of 30-40%. Matáv will aim to further increase the dividend payment in forint terms, while keeping within the aforementioned net debt ratio range.

Matáv emphasizes that this new dividend policy is not only dependent on the acquisition opportunities that may arise, but also on the future financial position of the Group as well as general market conditions.